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Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

December 6, 2022

VIA EDGAR

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	AOG Institutional Diversified Fund (File No. 333-265783; 811-23764)

Dear Mr. Bellacicco:

This letter sets forth the response of our clients, AOG Institutional Diversified Fund (the “Auction Fund”), to the oral comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), given via telephone conference on November 17, 2022 (the “Comment Letter”), pertaining to the registration statements filed on Form N-2/A on October 19, 2022 (the “Registration Statements”).

LEGAL COMMENTS

General

1. New Comment: Please acknowledge that shareholders that acquired interests in the Issuer prior to the Issuer’s effective registration with the SEC under the Securities Act of 1933 (the “Securities Act”) will have to rely on an exemption from registration under the Securities Act in order to resell shares of the Issuer.

Response:        Acknowledged.

Prospectus

1.                   Comment: Please include a cross reference to the risk factors section and the discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guide 6 to Form N-2.

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Mr. Christopher R. Bellacicco

December 6, 2022

Response: The Issuer has included a cross reference to the risk factors section and the discussion regarding the risks associated with a leveraged capital structure in the Amended Registration Statements.

Follow on Comment: Please include a cross reference to the specific section of the risk factors that discusses risks associated with a leveraged capital structure.

Response: The Issuer undertakes to include a cross reference to the specific section of the risk factors that discusses risks associated with a leveraged capital structure.

2.                   New Comment: Please explain why the Auction Fund will conduct two tender offers each calendar year.

Response: The Financial Industry Regulatory Authority (“FINRA”) did not contemplate the creation of the auction fund structure when it established FINRA Rule 5110. In order to satisfy the requirements of FINRA and to be excluded from the requirement to make a FINRA 5110 filings, the Auction Fund will conduct two tender offers each calendar year.

3.                   New Comment: If the Fund intends to impose an early repurchase fee for Auction Fund repurchases, please disclose this in the prospectus.

Response: The Issuer will not impose an early repurchase fee for any repurchases. As a result, the Issuer undertakes to remove this disclosure from the prospectus in the next pre-effective amendment.

Statement of Additional Information

4.                   New Comment: Please include a hyperlink to all of the information that is incorporated by reference.

Response: The Issuer undertakes to include a hyperlink for all of the information that is incorporated by reference.

Part C – Item 30

5.                   New Comment: Please include the language required in Rule 484 for Item 30.

Response: The Issuer undertakes to include the language required in Rule 484 for Item 30 in the next pre-effective amendment.

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Mr. Christopher R. Bellacicco

December 6, 2022

Sincerely,

Martin Dozier

cc: Frederick Baerenz, President and Chief Executive Director